Filed Pursuant to Rule 424(b)(3)

Registration No. 333-253295

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 8 DATED SEPTEMBER 18, 2023

TO THE PROSPECTUS DATED APRIL 24, 2023

We are providing this Supplement No. 8 to you in order to supplement our prospectus dated April 24, 2023 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC.

Before investing in our shares, you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares.

The purpose of this supplement is to disclose the following:

•	to disclose the adjusted per share public offering price for each class of our shares;
•	to disclose information about our distributions;
•	to disclose the Company’s net asset value for the month ended August 31, 2023;
•	to disclose certain return information for all outstanding classes of shares;
•	to extend this offering; and
•	an update to Our Portfolio section.

Public Offering Price Adjustment

On September 18, 2023, the board of directors (the “Board”) approved the new per share public offering price for each share class in this offering. The new public offering prices will be effective as of September 25, 2023 and will be used for the Company’s next monthly closing for subscriptions on September 29, 2023. As of the date of this supplement, all references throughout the Prospectus to the per share public offering price for each share class available in this offering are hereby updated to reflect the new per share public offering prices stated in the table below. The purchase price for Class A, Class T, Class D, and Class I shares purchased under our distribution reinvestment plan will be equal to the net asset value per share for each share class as of August 31, 2023. The following table provides the new public offering prices and applicable upfront selling commissions and dealer manager fees for each share class available in this offering:

	Class A	Class T	Class D	Class I
Public Offering Price, Per Share	$36.24	$34.80	$32.81	$33.61
Selling Commissions, Per Share	$2.17	$1.04
Dealer Manager Fees, Per Share	$0.91	$0.61

We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650.

Declaration of Distributions

The following table supplements the section entitled “Distribution Policy” which begins on page 51 of this Prospectus. On September 18, 2023, the Board declared cash distributions on the outstanding shares of all classes of our common shares based on a monthly record date, as set forth below:

Distribution Record Date	Distribution Payment Date	Declared Distribution Per Share for Each Share Class
		Class FA	Class A	Class T	Class D	Class I	Class S
October 26, 2023	October 27, 2023	$0.104167	$0.104167	$0.083333	$0.093750	$0.104167	$0.104167

Determination of Net Asset Value for Outstanding Shares for the month ended August 31, 2023

On September 18, 2023, the Board determined the Company’s net asset value per share for each share class in a manner consistent with the Company’s valuation policy, as described under “Determination of Net Asset Value” in this Prospectus. Additionally, pursuant to our share repurchase program, we conduct quarterly share repurchases to allow our shareholders to sell all or a portion of their shares back to us at a price equal to the net asset value per share as of the last date of the month immediately prior to the repurchase date. The repurchase date for our next quarterly repurchase will be September 30, 2023. This table provides the Company’s aggregate net asset value and net asset value per share for its Class FA, Class A, Class T, Class D, Class I, and Class S shares as of August 31, 2023 (in thousands, except per share data):

Month Ended August 31, 2023	Class FA	Class A	Class T	Class D	Class I	Class S	Total
Net Asset Value	$151,707	$139,205	$89,715	$80,422	$385,835	$64,395	$911,279
Number of Outstanding Shares	4,220	4,198	2,707	2,451	11,478	1,763	26,817
Net Asset Value, Per Share	$35.95	$33.16	$33.15	$32.81	$33.61	$36.53
Net Asset Value, Per Share Prior Month	$35.59	$32.82	$32.88	$32.54	$33.29	$36.18
Increase/Decrease in Net Asset Value, Per Share from Prior Month	$0.36	$0.34	$0.27	$0.27	$0.32	$0.35

The increase in the Company’s net asset value per share for each applicable share class for the month ended August 31, 2023 was primarily driven by the increases in the fair value of seven out of twelve of the Company’s portfolio company investments. The fair value of four of the Company’s portfolio company investments decreased during the same period. The fair value of one of the Company’s portfolio company investments did not change. As of August 31, 2023, the Company had total assets of approximately $929.9 million.

Return Information

The following table illustrates year-to-date (“YTD”), trailing 12 months (“1-Year Return”), 3-Year Return, 5-Year Return, Average Annual Return (“AAR”) Since Inception, and cumulative total returns through August 31, 2023 (“Cumulative Total Return”), with and without upfront sales load, as applicable:

	YTD Return(1)	1-Year Return(2)	3-Year Return(3)	5-Year Return(4)	AAR Since Inception(5)	Cumulative Total Return(5)	Cumulative Return Period
Class FA (no sales load)	5.3%	9.8%	38.8%	67.8%	14.3%	79.3%	February 7, 2018 – August 31, 2023
Class FA (with sales load)	-1.5%	2.6%	29.7%	56.8%	12.2%	67.7%	February 7, 2018 – August 31, 2023
Class A (no sales load)	4.8%	8.8%	34.6%	56.3%	12.5%	67.7%	April 10, 2018 – August 31, 2023
Class A (with sales load)	-4.1%	-0.4%	23.2%	43.0%	9.9%	53.4%	April 10, 2018 – August 31, 2023
Class I	4.8%	8.6%	34.9%	57.7%	12.9%	69.4%	April 10, 2018 – August 31, 2023
Class T (no sales load)	4.2%	8.2%	31.5%	49.2%	11.0%	58.1%	May 25, 2018 – August 31, 2023
Class T (with sales load)	-0.7%	3.0%	25.2%	42.1%	9.6%	50.6%	May 25, 2018 – August 31, 2023
Class D	4.6%	8.7%	34.0%	51.8%	11.4%	59.3%	June 26, 2018 – August 31, 2023
Class S (no sales load)	5.6%	10.5%	41.5%	N/A	15.0%	51.3%	March 31, 2020 – August 31, 2023
Class S (with sales load)	1.9%	6.6%	36.5%	N/A	13.4%	46.0%	March 31, 2020 – August 31, 2023

(1) For the period from January 1, 2023 through August 31, 2023.

(2) For the period from September 1, 2022 through August 31, 2023.

(3) For the period from September 1, 2020 through August 31, 2023.

(4) For the period from September 1, 2018 through August 31, 2023.

(5) For the period from the date the first share was issued for each respective share class through August 31, 2023. The AAR Since Inception is calculated by taking the Cumulative Total Return and dividing it by the return period.

Total return is calculated for each share class as the change in the net asset value for such share class during the period and assuming all distributions are reinvested. The Company’s performance changes over time and currently may be different than that shown above. Past performance is no guarantee of future results. For details regarding applicable sales load, please see the “Plan of Distribution” section in the Company’s Prospectus. Class I and Class D shares have no upfront sales load.

For the eight month period ended August 31, 2023, sources of declared distributions on a GAAP basis were as follows:

	Eight Months Ended August 31, 2023
	Amount (in 000s)	% of Total Distributions Declared
Net investment income[1]	$13,236	69.8%
Distributions in excess of net investment income[2]	5,717	30.2%
Total distributions declared	$18,953	100.0%

Cash distributions net of distributions reinvested during the period presented were funded from the following sources:

	Eight Months Ended August 31, 2023
	Amount (in 000s)	% of Cash Distributions Net of Distributions Reinvested
Net investment income before expense support (reimbursement)	$12,599	112.9%
Expense support (reimbursement)	637	5.7%
Net investment income	$13,236	118.6%
Cash distributions net of distributions reinvested[3]	$11,157	100.0%

[1]	Net investment income includes expense support due from the Manager and Sub-Manager of $637 for the eight months ended August 31, 2023.
[2]	Consists of distributions made from offering proceeds for the period presented.
[3]	For the eight months ended August 31, 2023, excludes $7,796 of distributions reinvested pursuant to our distribution reinvestment plan.

For the years ended December 31, 2022, 2021, 2020, 2019, and 2018 distributions were paid from multiple sources and these sources included net investment income before expense support of 76.3%, 65.2%, 42.3%, 61.7% and 85.2%, reimbursable expense support of 0.0%, 0.0%, 33.2%, 23.5% and 11.1%, and offering proceeds of 23.7%, 34.8%, 24.5%, 14.8% and 3.7%, respectively. The Company will be required to repay expense support to the Manager and Sub-Manager in future periods which may reduce future income available for distributions, however as of the date of this supplement, management believes that reimbursement of all expense support is not probable under the terms of the Expense Support and Conditional Reimbursement Agreement. We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650. The calculation of the Company’s net asset value is a calculation of fair value of the Company’s assets less the Company’s outstanding liabilities.

Extension of our Public Offering

On September 18, 2023, the Board approved an extension of this offering until November 1, 2024. Subject to requirements under the Securities Act and the applicable state securities laws of any jurisdiction, we intend to conduct this offering until November 1, 2024. However, we reserve the right to further extend the outside date of this offering in our sole discretion.

Our Portfolio

The following disclosure amends and restates the seventh paragraph in the sub-section entitled “Growth Opportunities” under the section “Our Portfolio— Auriemma U.S. Roundtables,” contained within the “Our Portfolio” section, which appears on page 100 of the Prospectus.

Auriemma U.S. Roundtables

Growth Opportunities. We believe the following are key growth opportunities for Roundtables: (i) the potential to continue to add top-tier clients and new roundtable topics, (ii) the ability to expand into new industries, (iii) the monetization of Roundtables’ unique repository of data with existing clients, and (iv) the ability to pursue future strategic partnerships and acquisitions. In April 2021, Roundtables acquired Edgar Dunn’s U.S. roundtables business, which added six roundtables to Auriemma’s services offering. This acquisition furthered Roundtables’ strategy of both growing organically and through M&A. In August 2023, Roundtables acquired insideARM, LLC. Founded in 1998, insideARM is a multi-faceted provider of news, education, community, resources, and events for debt collection professionals, including agencies, debt buyers and lenders/creditors. We believe insideARM will further expand Auriemma Roundtables’ presence in the collections segment of the consumer financial services industry to provide value for third-party accounts receivable management executives.

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